September 1, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:           Chambre Malone

Re:	Keyuan Petrochemicals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 23, 2010
File No. 333-167029

Dear Ms. Malone:

This letter is provided in response to your letter dated August 9, 2010 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

General

1.
We have read your response to comment two from our letter dated June 17, 2010 and reissue our comment. We note the audit report in Exhibit 99.1 of Form 8-K filed April 28, 2010 is not signed. Please amend the report to provide a signed audit report.

Response: Pursuant to your comment, on August 19, 2010, we filed Amendment No. 3 to Form 8-K filed April 28, 2010 to include a signed audit report to replace Exhibit 99.1 included in Form 8-K filed on April 28, 2010, File No. 001-34834-101027379.

Cover Page of the Prospectus

2.	Please remove the first paragraph.

Response: Pursuant to your comment, we have removed the first paragraph on the cover page of the prospectus.

3.	The number of shares detailed in the second paragraph do not appear to total the amount that you claim to be registering for resale. Please advise.

Response: Pursuant to your comment, we have reviewed the numbers of shares detailed in the second paragraph and confirmed that the total of the amount matches with the number we claim to be registering for resale. We have listed below a summary chart of numbers we provided in the second paragraph.

Title of Class of Shares to be registered	Numbers of Shares	Breakdowns
Common Stock Issued	984,704
Common Stock Underlying Series A Preferred	6,738,336
Common Stock Underlying Warrants	2,216,163	Underlying Series A Warrants	748,704
		Underlying Series B Warrants	748,704
		Underlying Placement Agent Warrants, Placement Agent Series A Warrants and Placement Agent Series B Warrants	718,755
Total	9,939,203

4.	Please indicate the market price of the securities as of the latest practicable date.

Response: Pursuant to your comment, we have indicated the market price of the securities as of the latest practicable date. The revised disclosure should be read as follows:

“Our Common Stock is quoted on the Over-the-Counter Bulletin Board under the symbol “KYNP” and has very limited trading. The closing price for our Common Stock on the OTC Bulletin Board on August 31, 2010 was $4.01 per share.”

Item 3. Summary Information, Risk Factors and Ratio of Earnings…page 1

Our Company, page 1

5.
We note your use of external web sites and your statement that you are not attempting to incorporate the information on external web sites into the prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus at
http://www.sec.gov/rules/interp/34-42728.htm#P168_27531.

Response: Pursuant to your comment, we have reviewed the market information and industry date provided in this prospectus and we hereby acknowledge that we are only providing textual reference of those web sites and those web sites are not intended to be hyperlinks. Therefore, we are revising our disclosure as follows:

“ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHANGES

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss later in “Risk Factors,” and our financial statements and related notes beginning on page 6 and 51, respectively. Unless the context requires otherwise, the words “we,” “us” and “our” refer to KEYUAN PETROCHEMICALS, INC. and our subsidiaries, and the word “Keyuan Petrochemicals” refers only to KEYUAN PETROCHEMICALS, INC. All market and industry data provided in this prospectus represents information that is generally available to the public and was not prepared for us for a fee. We did not fund nor were we otherwise affiliated with these sources and we are not attempting to incorporate the information on external web sites into this prospectus. We are only providing textual reference of the information of market and industry data and the web addresses provided in this prospectus are not intended to be hyperlinks and we do not assure that those external web sites will remain active and current.

…”

6.
We note your response to comment six issued in our letter dated June 17, 2010. You state that the “land bidding process is a necessary process to get land use rights.” Please revise to describe your plan for the business in the event that you do not obtain the land use rights. Please delete the statement that “no other bidder can make better use of the land than us” as it is unclear how you can adequately substantiate this claim. Please also revise your risk factor disclosure, as necessary, to discuss any significant risks to your business in the event that you do not win the bid for the land.

Response: Pursuant to your comment, we have deleted the statement that “no other bidder can make better use of the land than us” in the prospectus. In addition, the bidding process was completed on August 13, 2010 and we entered into land use right transfer agreements for the four parcels of the land with the local government on August 18, 2010. Therefore, we are revising our disclosure as follows:

“In order to expand our facilities, we need to acquire use rights of additional land. In China, the government is responsible for overall land planning and they will often select a target company to maximize the benefits of land use for a particular area. We have been in regular communications with the Ningbo Municipal Government about the land use rights for approximately 1.2 million square feet of land adjacent to our current production facility. We submitted our application to the local government for a land bidding process slated on July 13, 2010 which is a necessary legal proceeding to acquire the land use rights in China.  We were the only bidder in this process because the land is well integrated with our existing site. The bidding process was completed on August 13, 2010 and we entered into land use right transfer agreements with the local government on August 13, 2010.”

Note Regarding Forward-Looking Statements, page 6

7.
We note your response to comment eight issued in our letter dated June 17, 2010. The safe harbor for forward-looking statements is not available to issuers of penny stock. Since you appear to be an issuer of penny stock, we reissue the prior comment. Please revise accordingly or advise.

Response: Pursuant to your comment, we have deleted the forward-looking statements in the prospectus.

Dividends we received from Keyuan Plastics may be subject to PRC…page 12

8.	We note your response to comment 13 issued in our letter dated June 17, 2010. We reissue the prior comment given that your disclosure indicates that you have received dividends from Keyuan Plastics.

Response: Pursuant to your comment, we have reviewed our disclosure and realized that the subtitle of the risk factor was confusing. Currently, we have not received any dividends from Keyuan Plastics; we are hereby revising our disclosure as follows:

“ If we receive any dividends from Keyuan Plastics in the future,  the dividends  may be subject to PRC withholding tax.

The New EIT Law and the Implementation Rules of the New EIT Law provides that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, which (i) do not have an establishment or place of business in the PRC, or (ii) have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for non-resident enterprises shall be subject to withholding at the income source, with the payer acting as the obligatory withholder under the New EIT Law, and therefore such income taxes are generally called withholding tax in practice. It is currently unclear in what circumstances a source will be considered as located within the PRC. We are an offshore holding company. Thus, if we are considered as a “non-resident enterprise” under the New EIT Law and the dividends paid to us by our subsidiary in the PRC are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax. Till now, we have not received any dividends paid by our subsidiary in the PRC. Furthermore, since we intend to reinvest its earnings to further expand its businesses in mainland China, our subsidiary in the PRC does not intend to declare dividends to their immediate foreign holding companies in the foreseeable future.

     …”

Item 7. Selling Stockholders, page 20

9.	Please clarify that at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: Pursuant to your comment, we have revised our disclosure accordingly as follows:

“…
Except for Ancora Greater China Fund LP, Burt Stangarone, Anthony G. Polak, IRA FBO Ronald Lazar, Pershing LLC as Custodian, RL Capital Partners, Ashar Qureshi and Paul Calvin Hickey, none of the Selling Stockholders is an affiliate of a broker dealer. However, Each of Ancora Greater China Fund LP, Burt Stangarone, Anthony G. Polak, IRA FBO Ronald Lazar, Pershing LLC as Custodian, RL Capital Partners, Ashar Qureshi and Paul Calvin Hickey  confirmed to us that it or he bought the securities in the ordinary course of business and at the time of purchase of the securities to be sold, it or he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. None of the Selling Stockholders has any agreement or understanding to distribute any of the Shares being registered.
…”

10.	For those selling shareholders that are broker-dealers, please provide a supplemental legal analysis as to why they should not be named as underwriters, rather than “may be deemed underwriters.”

Response: Pursuant to your comment, we have reviewed the definition of an “underwriter” under Section 2(a)(11) of the1933 Securities Act, as amended. Pursuant to Section 2(a)(11), “the term ‘underwriter’ means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term ‘issuer’ shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. ”  In our April-May 2010 offering, there were investors such as Ancora Greater China Fund LP, Burt Stangarone, Anthony G. Polak, IRA FBO Ronald Lazar, Pershing LLC as Custodian, RL Capital Partners, Ashar Qureshi and Paul Calvin Hickey, which are licensed broker-dealers or affiliates of an broker-dealer. However, they confirmed to us that it or he bought the securities in the ordinary course of business and at the time of purchase of the securities to be sold, it or he had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Therefore, we consider they have purchased the securities with a view to investment rather than an intention to resale or distribution. In addition, any proceeds from the resale of the common stock issued in the offering will go directly to the investors and we as the issuer or anybody under the direct or indirect controlling or controlled by us or any person under direct or indirect common control with us will not receive any proceed from the resale. With all the above facts stated and after reviewing the definition of an “underwriter” under the Securities Act, we have indicated in the prospectus that “the Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be ‘underwriters’ within the meaning of the Securities Act in connection with such sales.”

Item 8. Plan of Distribution, page 34

11.
We note your response to comment 20 issued in our letter dated June 17, 2010. Please revise your disclosure to indicate that you will, rather than should, file a prospectus supplement revising the list of selling stockholders in the event that any successors to the currently named selling stockholders wish to sell under the prospectus.

Response: Pursuant to your comment, we have revised our disclosure as follows:

“ITEM 8.  PLAN OF DISTRIBUTION
…
The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 will be filed amending  the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus and the pledgees or secured parties may offer and sell shares of Common Stock from time to time under the supplement or  amendment to this prospectus.
…”

Item 11. Information with Respect to the Registrant, page 39

12.
We note your response to comment 22 issued in our letter dated June 17, 2010. You state that, “until now,” you did not have any material raw material purchase contract that you are dependent upon. Please file any material contract as exhibits, or alternatively, confirm to us that you do not currently have any raw material contracts that meet the criteria listed in Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: Pursuant to your comment, we are filing the forms of contract being used when we enter into raw material purchase contract with our current four major raw material suppliers,  which accounted for approximately 78.55% of the Company’s raw materials for the six months ended June 30, 2010. However, please note that because the market price of raw materials fluctuates often, we currently do not have any material contract with any raw material supplier. All of our raw material contracts are short-term contracts and entered into on order-to-order basis, which is customary in the petrochemicals industry. Depending on our need for raw materials and the  prices we are able to negotiate with different suppliers, the amount of contracts we enter into with a given supplier and the raw materials we purchase from a given supplier varies in each quarter. For instance, for the three months ended March 31, 2010, Ningbo Litong Petrochemicals Co., Ltd., was one of the five principal suppliers and we entered into five contracts with them; however, no contract was entered into with them during the second quarter of 2010. In addition, for the three months ended June 30, 2010, we entered into eight contracts with Wenzhou Zhongyu Petrochemicals Co., Ltd purchasing three different raw materials; compared to two contracts for purchasing one raw material from them for the three months ended March 31, 2010.

According to Item 601 (b)(10)(ii) of Regulation S-K,  “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:…(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to be material extent;…”, we believe these raw material purchase agreements we entered into have been made in the ordinary course of business. For each contract, it is immaterial in amount or significance as we are not purchasing the major part of our requirements of raw material and our business is not substantially dependent on any one supplier contract. Therefore, we hereby confirm that we currently do not have any material contracts for purchasing raw material that meet the criteria listed in Item 601(b)(10)(ii)(B) of Regulation S-K.

However, we are provided by principle suppliers, individually, a form of contract including terms such as delivery, transportation, method of payment, quality standards with the exception of raw material, price and quantities for each specific order.  In each contract, raw material and quantity is specified based on our manufacturing needs for a particular order and price is determined based on market price. Though we do not believe that we currently have any material purchase contract for raw materials as described in Item 601 (b)(10)(ii) of Regulation S-K, we are filing the forms of contract being provided to us by the five principle suppliers for the six months ended June 30, 2010 to demonstrate what type of contracts we typically enter into when purchasing raw materials. In addition, we are amending our disclosure as follows:

“Note 18 – Concentrations of Credit Risk

For the six months ended June 30, 2010, five vendors accounted for approximately 78.55% of the Company’s raw materials purchase. Purchases from these vendors amounted to $184.25 million. The sales to the Company’s top five customers amounted to $116.94 million and accounted for approximately 46.89% of the Company's total sales.

…”

Our Competitive Strengths, page 45
Technology Advantage, page 45

13.
In the last paragraph, you state that you have filed two patent applications with the National Intellectual Property Bureau. Please revise to disclosure the location of this organization and the country in which you have applied for patent protection for your technologies.

Response: Pursuant to your comment, we have included in the prospectus the location of the National Intellectual Property Bureau and  the country we have applied for patent protection in. The revised disclosure shall be read as follows:

“Our Competitive Strengths

As an  independent petrochemical manufacturer and supplier, our competitive strengths include:

Technology Advantage

…

Though our manufacturing technologies and process have not been patented or registered as our property, we rely on confidentiality and license agreements with certain of our employees, customers and others to protect the confidentiality of our technologies. Our management considers our manufacturing technologies and manufacturing design critical to our business, and has taken steps to protect these technologies. On May 17, 2010, we have filed two patent applications with the National Intellectual Property Bureau in China, which is located at  No. 6 Xitucheng Road, Jimenqiao, Haidian District, Beijing City, China.
…”

Financial Statements, page 52

14.
We note the financial information presented on page 5 and pro forma combined financial statements do not agree to your unaudited financial statements for the quarter ended March 31, 2010. Please revise. For example, you report net income of $6.7 million on page 5 and $5.7 million on the Income Statement on page 54.

Response: We agree with your comment; however, the disagreement was based on a typo contained in Amendment No. 1 to our S-1. Since the next amendment shall contain the financial statements for the quarter ended June 30, 2010, we do not believe that this is an issue.

15.
We note you restated your financial statements to report income taxes using the effective tax rate of 15%. Please amend your filing to provide the required disclosure of ASC 250-10-50-7 (paragraph 26 of SFAS 154).

Response: Pursuant to your comment, we have amended our filings to provide the required disclosure of ASC 250-10-50-7 regarding our effective tax rate of 15%.

16.	Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: Pursuant to your comment, we have updated our financial statements pursuant to Rule 8-08 of Regulation S-X.

Consolidated Statements of Cash Flows, page 55

17.
We have read your response to comment 39 from our letter dated June 17, 2010. Please amend your filing to remove “restricted cash” from the line item description “cash and cash equivalents and restricted cash” if you have removed the restricted cash from amounts presented. Furthermore, we note that the cash ending balance on the cash flow statement of $20.0 million as of December 31, 2009 does not reconcile to the cash balance of $14.0 million on the balance sheet. It appears you continue to include restricted cash in your ending cash balance on the cash flow statement. Please revise.

Response: Pursuant to your comment, we have removed in our filing “restricted cash” from the line item description “cash and cash equivalents and restricted cash” since we have removed the restricted cash from amounts presented. The revised disclosure should be read as follows:

Basis of Presentation, page 56

18.
We have read your response to comment 42 from our letter dated June 17, 2010. You state that you consolidated financial statements include the accounts of you direct wholly-owned subsidiaries and your indirect proportionate share of subsidiaries owned by the wholly-owned subsidiaries. Please tell us what you mean by this statement. Your response should explain in detail what you mean by “indirect proportionate share of subsidiaries”.

Response: Pursuant to your comment, we have removed the statement of “indirect proportionate share of subsidiaries” from our disclosure to clarify that the Company does not consolidate any entities in which the Company owns less than 51% of the voting stock.

Pro Forma Combined Financial Statements, page 84

19.
You labeled your pro forma balance sheet as of March 31, 2010 as “audited” for Keyuan International and Silver Pearl. Please amend your filing to remove the “audited” label if this information is in fact unaudited.

Response: Pursuant to your comment, we have revised the filing to remove the “audited” label.

Pro Forma Combined Financial Statements, page 86

20.
Please explain to us how you calculated the weighted average shares outstanding for your EPS of 57.6 million shares. Please address the appropriateness of using the common stock outstanding after the offering of 12,136,003 from page 4.

Response: Pursuant to your comment, given that consummation of the private placement was conditioned upon execution of the Share Exchange, we revised the pro forma EPS data to include the private placement securities in the calculations for all periods presented as per the guidance of Article 11-02(b)(6) of Regulation SX.  As such, the 57,577,840 million shares used as the denominator for the diluted earnings per share include the effect of the convertible preferred stock both the Series A (that was issued as part of the private placements) and the Series M (that was issued as a result of the reverse merger).  As a result, the Series A and Series M preferred shares, or the dilutive equity securities, add an additional 6,738,336 and 47,658,000 common shares respectively.

The 12,136,003 common shares listed as outstanding after the offering on page 4 of our prospectus include the 3,181,504 shares currently outstanding (including 984,704 shares of common stock issued as part of the financing), 6,738,336 shares of our Common Stock (the “Conversion Shares”) issuable upon the conversion of our Series A Preferred Stock, and 2,216,163 shares of our Common Stock issuable upon exercise of Warrants. The Warrant Shares are comprised of (i) 748,704 shares of Common Stock issuable upon exercise of Series A Warrants to purchase our Common Stock, (ii) 748,704 shares of Common Stock issuable upon exercise of Series B Warrants to purchase our Common Stock and (iii) 718,755 shares of Common Stock issuable upon exercise of placement agent Warrants to purchase our Common Stock issued to TriPoint Global Equities, LLC, as placement agent in connection with the Private Placement, and certain of its designees as set forth in this prospectus.

As such, the calculation of dilutive equity securities did not include the effect of 2,216,162 shares of common stock issuable upon exercise of the warrants.   As a result, we are revising the denominator for the diluted earnings per share to include the effect of the warrants.  The revised denominator of diluted earnings per share will now be 59,794,002.

In summary, the pro forma earning per share on a basic and diluted basis for the three months ending March 31, 2010 will be calculated as follows:

Net income	$5,731,672

Weighted average common shares
(denominator for basic earnings per share)	3,181,504

Effect of dilutive securities:
Convertible Series A preferred stock	6,738,336
Convertible Series M preferred stock	47,658,000
Warrants	2,216,162

Weighted average common shares
(denominator for diluted earnings per share)	59,794,002

Basic earnings (loss) per share	$1.80
Diluted earnings (loss) per share	$0.10

As a result, the Pro Forma EPS presented on page 86 of our prospectus will now be as follows:

PRO FORMA EPS (UNAUDITED)

	Keyuan International Group LTD.	Keyuan International Group LTD.	Keyuan International Group LTD.
	Three Months Ended	Year Ended	Year Ended
	March 31,	December 31,	December 31,
	2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	$5,731,272	$(8,833,069)	$(1,501,928)

Other comprehensive income (loss)
Foreign currency translation gain	2,298	15,991	649,089

Comprehensive income (loss)	$5,733,570	$(8,817,078)	$(852,839)

Net income (loss) per Share
Basic	$1.80	$(2.78)	$(0.47)
Diluted	$0.10	$(2.78)	$(0.47)

Weighted average shares outstanding
Basic	3,181,504	3,181,504	3,181,504
Diluted	59,794,002	3,181,504	3,181,504

Management’s Discussion and Analysis, page 91
Our Products, page 92

21.
We note your disclosure in the last paragraph in the “Our Company” section on page 1 in which you state that the local government has orally reassured you over the past two years that the land reservation for your program is “available.” In this section, you state that you have been reassured that the land is “reserved” for your expansion program. Since you must bid on the available land, it is unclear how you could have been reassured that the land was reserved for your expansion. Please revise these sections to eliminate the inconsistency in disclosure.

Response: Pursuant to your comment, we have updated the status of the land acquisition process. The bidding process for the land was completed on August 13, 2010 and we entered into land use right transfer agreements with the local government on August 18, 2010. Therefore, we are revising our disclosure as follows:

“In order to expand our facilities, we need to acquire use rights of additional land. In China, the government is responsible for overall land planning and they will often select a target company to maximize the benefits of land use for a particular area. We have been in regular communications with the Ningbo Municipal Government about the land use rights for approximately 1.2 million square feet of land adjacent to our current production facility. We submitted our application to the local government for a land bidding process slated on July 13, 2010 which is a necessary legal proceeding to acquire the land use rights in China. We were the only bidder in this process because the land is well integrated with our existing site. The bidding process was completed on August 13, 2010 and we entered into land use right transfer agreement with the local government on August 18, 2010.”

Results of Operations, page 94

22.	Please amend your filing to include in MD&A a discussion of the reasons for the changes in the effective tax rate for all periods presented.

Response: Pursuant to your comment, we have included in MD&A a discussion of the reason for the changes in the effective tax rate for all periods presented. The revised disclosure shall be read as follows:

“The Company is a Nevada corporation and conducts all of its business through its Chinese subsidiary and its affiliated Chinese operating companies. All business is conducted in PRC. As the U.S. holding company has not recorded any income for the six months ended June 30, 2010 and 2009, there was no provision or benefit for U.S. income tax purpose.

Keyuan International was incorporated in the British Virgin Islands. Under the laws of British Virgin Islands, the Company is not subject to tax on income or capital gain.

The Company’s Chinese subsidiary and affiliated operating companies based in China are governed by the Income Tax Law of the PRC concerning the privately-run enterprises, which are subject to a statutory tax rate of 25% and were, until January 2008, subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax) on income reported in the statutory statements after appropriate adjustments for tax purposes.For the year ended 2009, the Company incurred a loss and was subject to the 25% tax rate. In order to support the growth of certain local enterprises, the local government granted Keyuan Plastics Co., a preferential tax treatment. In the first two profitable years, the local government will credit back to the Company the entire local portion of the income tax which equals to 40% of the whole Enterprise Income Tax the Company paid applying the 25% tax rate, resulting in an effective tax rate of 15%; in the subsequent three profitable years, the local government will credit back 50% of the local income tax the Company paid under the 25% tax rate resulting in an effective tax rate of 20%.”

Directors and Executive Officers, page 100

23.
Please note that you are required to disclose each director’s and officer’s business experience during the past five years. Please revise each business description to provide the years during which each position was held.

Response: Pursuant to your comment, we have revised each business description to provide the years during which each position was held for each director’s and officer’s business experience during the past five years.

Item 16. Exhibits and Financial Statement Schedules, page 109

24.
You entered into Independent Director Agreements with each of your independent directors and a Director Agreement with Mr. Yue on July 1, 2010. We note that you filed the agreements as exhibits to the Form 8-K filed on July 7, 2010. Please file these agreements as exhibits to your registration statement. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: Pursuant to your comment, we have included the Independent Director Agreements with each of our independent directors and the Director Agreement with Mr. Yue on July 1, 2010 as exhibits to the prospectus. The revised Item 16. Exhibits and Financial Statement Schedules should be read as follows:

“ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1	Share Exchange Agreement dated April 22, 2010 (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K filed on April 28, 2010)
2.2	Agreement and Plan of Merger (incorpaoted by reference to Exhibit 2.1 of the Registrant’s Form 8-K filed on May 19, 2010)
3.1	Amended Articles of Incorporation of Keyuan Petrochemicals, Inc. (f/k/a Silver Pearls, Inc.), filed with the Secretary of State of Nevada.
3.2	Articles of Merger (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on May 19, 2010)
3.3	Amended Bylaws of Keyuan Petrochemicals, Inc. dated June 29, 2010 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on July 7, 2010)
4.1	Certificate of Designation of Rights and Preferences of Series A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on April 28, 2010)
4.2	Certificate of Designation of Rights and Preferences of Series M Preferred Stock (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed on April 28, 2010)
5.1	Consent of Leser, Hunter, Taubman & Taubman (Filed herewith)
10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on April 28, 2010)
10.2	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on April 28, 2010)
10.3	Form of Securities Escrow Agreement (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed on April 28, 2010)
10.4	Lock-up Agreement with Delight Reward Limited dated April 22, 2010 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed on April 28, 2010)
10.5	Form of Series A Warrant (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 8-K filed on April 28, 2010)
10.6	Form of Series B Warrant (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 8-K filed on April 28, 2010)
10.7	Share Transfer Agreement between Brian Pak-Lun Mok and Chunfeng Tao, dated April 2, 2010 (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 8-K filed on April 28, 2010)
10.8	Share Transfer Agreement between O. Wing Po and Jicun Wang, dated April 2, 2010 (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 8-K filed on April 28, 2010)

10.9	Share Transfer Agreement between Lo Kan Kwan and Peijun Chen, dated April 2, 2010 (incorporated by reference to Exhibit 10.9 of the Registrant’s Form 8-K filed on April 28, 2010)
10.10	Share Transfer Agreement between Brian Pak-Lun Mok and Xin Yue, dated April 2, 2010 (incorporated by reference to Exhibit 10.10 of the Registrant’s Form 8-K filed on April 28, 2010)
10.11	Share Transfer Agreement between Brian Pak-Lun Mok and Xin Yue, dated April 2, 2010.
10.12
Employment Agreement by and between Chunfeng Tao and Keyuan Plastics Co., Ltd., dated May 1, 2007 (English translation) (incorporated by reference to Exhibit 10.12 of the Registrant’s Form 8-K filed on April 28, 2010)

10.13
Confidentiality and Non-Compete Agreement by and between Chunfeng Tao and Keyuan Plastics Co., Ltd., dated May 1, 2007 (English translation) (incorporated by reference to Exhibit 10.13 of the Registrant’s Form 8-K filed on April 28, 2010)

10.14	Employment Agreement by and between Jingtao Ma and Keyuan Plastics Co., Ltd.,, dated May 10,2007(English translation).
10.15	Employment Agreement by and between Weifeng Xue and Keyuan Plastics Co., Ltd., dated May 10, 2007(English translation).
10.16	Employment Agreement by and between Mingliang Liu and Keyuan Plastics Co., Ltd., dated February 2, 2009(English translation).
10.17	Employment Agreement by and between Shifa Wang and Keyuan Plastics Co., Ltd., dated October 21,2009(English translation).
10.18	Confidentiality and Non-Compete Agreement by and between Shifa Wang and Keyuan Plastics Co., Ltd., dated October 21, 2009(English translation).
10.19	Employment Agreement by and between Aichun Li and Silver Pearl Enterprises, Inc, dated May 7, 2010.
10.20	Placement Agent Agreement by and between Tripoint Global Equities, LLC., and Keyuan Plastics Co., Ltd., dated March 18, 2009.
10.21	Independent Director Agreement of Gerry Goldberg, dated July 1, 2010.
10.22	Independent Director Agreement of Michael Rosenberg, dated July 1, 2010.
10.23	Independent Director Agreement of Dishen Shen, dated July 1, 2010.
10.24	Director Agreement of Yin Xue, dated July 1, 2010.
10.25	Land use right transfer agreement by and between Keyuan Petrochemicals, Inc and Ningbo Municipal Bureau of National Land and Resources, dated August 18, 2010.
10.26	Land use right transfer agreement by and between Keyuan Petrochemicals, Inc and Ningbo Municipal Bureau of National Land and Resources, dated August 18, 2010.
10.27	Land use right transfer agreement by and between Keyuan Petrochemicals, Inc and Ningbo Municipal Bureau of National Land and Resources, dated August 18, 2010.
10.28	Land use right transfer agreement by and between Keyuan Petrochemicals, Inc and Ningbo Municipal Bureau of National Land and Resources, dated August 18, 2010.
10.29	Form of raw material purchase contract by and between Keyuan Petrochemicals, Inc. and Ningbo Litong Petrochemicals Co., Ltd.
10.30	Form of raw material purchase contract by and between Keyuan Petrochemicals, Inc. and Wenzhou Zhongyou Fuel Chemical Co., Ltd.
10.31	Form of raw material purchase contract by and between Keyuan Petrochemicals, Inc. and Dalian West Pacific Petrochemicals Co., Ltd.
10.32	Form of raw material purchase contract by and between Keyuan Petrochemicals, Inc. and Qingdao Lidong Chemical Co., Ltd.
10.33	Form of raw material purchase contract by and between Keyuan Petrochemicals, Inc. and Mercuria Energy Trading PTE Ltd.
23.1	Consent of Leser, Hunter, Taubman & Taubman (Included in Exhibit 5.1 hereto)
23.2	Consent of Patrizio & Zhou, LLC (filed herewith)

25.	We note that Exhibit 23.2, the consent of Independent Registered Public Accounting Firm, references a May 21, 2010 audit report. However, this report is not included in the filing. Please advise.

Response: Pursuant to your comment, we have reviewed our disclosure and noticed that the May 21, 2010 audit report was mistakenly left out. However, since we have updated our prospectus with the latest financial statement for the three months ended June 30, 2010 and filed Exhibit 23.2, the consent of Independent Registered Public Accounting Firm referring to a August 6, 2010 audit report, we have included in the filing the August 6, 2010 audit report.

Item 17. Undertaking, page 110

26.	We note your response to comment 58 in our letter dated June 17, 2010. However, the undertakings in paragraphs 4, 5, and 7 do not appear to be applicable to your offering. Please advise.

Response: Pursuant to your comment, we have removed the undertaking not applicable to our offering. The revised undertakings should be read as follows:

“ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of  appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Annual Report on Form 10-K for the year ended December 31, 2009

Exhibits 31.1 and 31.2

27.	We note your response to comment 61 in our letter dated June 17, 2010. Please confirm that you will delete “amended” before “report” in paragraph 2 of the certifications in future filings.

Response: Pursuant to your comment, we hereby confirm that we will delete “amended” before “report” in paragraph 2 of the certifications in future filings.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

 /s/ Louis Taubman
By: Louis Taubman,
Attorney at Law